Exhibit (a)(5)(C)

Tender offer to acquire Volcom Volcom, a global action sports brand An iconic apparel and accessories brand with an heritage in skateboarding, surfing and snowboarding Considerable synergies and complementary to Puma in the Sport & Lifestyle Group Strong growth potential Tender offer for a price of $24.50 per share, for a total enterprise value of $516 million Volcom’s Board of Directors unanimously approved the transaction Certain shareholders representing 14.4% of outstanding shares have agreed to tender all of their shares 2011 Annual General Meeting 38